Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132367

Prospectus Supplement No. 14 dated October 21, 2008
(to Prospectus dated June 23, 2006)

12,000,000 SHARES
CURRENCYSHARESSM MEXICAN PESO TRUST

        This Prospectus Supplement No. 14 amends and supplements our prospectus dated June 23, 2006 (the “Prospectus”) and supersedes and replaces in its entirety Prospectus Supplement No. 13 dated October 17, 2008. This Prospectus Supplement No. 14 should be read in conjunction with, and must be delivered with, the Prospectus, Prospectus Supplement No. 9 dated January 29, 2008 (“Prospectus Supplement No. 9”), Prospectus Supplement No. 10 dated March 14, 2008 (“Prospectus Supplement No. 10”), Prospectus Supplement No. 11 dated June 13, 2008 (“Prospectus Supplement No. 11”) and Prospectus Supplement No. 12 dated September 15, 2008 (with Prospectus Supplement No. 9, Prospectus Supplement No. 10 and Prospectus Supplement No. 11, the “Prospectus Supplements”).

        On October 20, 2008, the NAV was expressed in USD based on the Mexican Peso/USD exchange rate as determined by WM/Reuters at 4:00 PM (London time) (the “Closing Spot Rate”) As of and after October 21, 2008, the NAV will be expressed in USD based on the Mexican Peso/USD exchange rate as determined by the Federal Reserve Bank of New York at 12:00 PM (New York time) (the “Noon Buying Rate”). Consequently, all references in the Prospectus to the “Closing Spot Rate” that relate to a period of time on or after October 21, 2008 are amended to read “Noon Buying Rate.”

        The Prospectus, under the heading “Net Asset Value” on page 4 and the definition of “Net Asset Value” on page 14, states: “If, on a particular evaluation day, the Closing Spot Rate is not determined and announced by 6:00 PM (London time), then the most recent Closing Spot Rate shall be used to determine the NAV of the Trust unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such valuation. In the event that the Trustee and the Sponsor determine that the most recent Closing Spot Rate is not an appropriate basis for valuation of the Trust’s Mexican Pesos, the Trustee and the Sponsor shall determine an alternative basis for such evaluation to be employed by the Trustee. Such an alternative basis may include reference to the market price of futures contracts that reflect the value of the Mexican Peso relative to the USD. The use of any alternative basis to determine NAV would be disclosed on the Trust’s website.”

        The immediately foregoing is hereby deleted and replaced with the following: “If, on a particular evaluation day, the Federal Reserve Bank of New York does not announce a Noon Buying Rate by 2:00 PM (New York time), then the most recent Federal Reserve Bank of New York determination of the Noon Buying Rate will be deemed the “Noon Buying Rate” and be used to determine the NAV of the Trust unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such valuation. In the event that the Trustee and the Sponsor determine that the most recent Federal Reserve Bank of New York determination of the Noon Buying Rate is not an appropriate basis for valuation of the Trust’s Mexican Pesos, or the Federal Reserve Bank of New York ceases to provide the Noon Buying Rate, the Trustee and the Sponsor shall determine an alternative basis for such evaluation to be employed by the Trustee. Such an alternative basis may include reference to other exchange-traded securities that reflect the value of the Mexican Peso relative to the USD. The use of any alternative basis to determine NAV would be disclosed on the Trust’s website.”

        Except as explicitly amended and supplemented hereby, the Prospectus, as amended by the Prospectus Supplements, shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus.

The date of this Prospectus Supplement is October 21, 2008